NEWS RELEASE No. 06-06

September 21, 2006

ASX Symbol - AGY

Argosy Receives Preliminary Results from an Airborne Geophysical Survey in the Sudbury Mining Division, Ontario, Canada

•

A 323 line kilometre airborne geophysical survey has been completed over a portion of the Lac Panache and Fish Creek project areas

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Preliminary results indicate the presence of a cluster of strong conductors sourced within the Nipissing Gabbro

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22 electromagnetic conductors (anomalies) were discovered

Argosy Minerals Inc. (ASX: AGY) is pleased to announce that it has received preliminary data from an airborne geophysical survey flown in late July across portions of the Lac Panache and Fish Creek project areas in the Sudbury Mining Division, Ontario, Canada.

The combined electromagnetic (“EM”) and magnetic helicopter-borne survey (AeroTEM II) of approximately 323 line km was flown by Aeroquest Limited. The AeroTEM II system utilises a “bird” towed at 30m above ground level by a helicopter with the EM transmitter being a horizontal, circular, multiple turn loop about 5m in diameter. Areas flown by the AeroTEM II survey include the Sawmill Bay prospect area on the eastern side of the main Panache block of claims, the Little Panache claims, the Brazil Lake claim area and the Fish Creek area (Figures 1 and 2). The primary application of the AeroTEM II system is the detection of near-surface massive sulphides.

Argosy has contracted Southern Geoscience Consultants (“SGC”) of Perth, Western Australia, to act as its geophysics consultant for the processing and interpretation of survey results. While interpretation of the preliminary results is complete, modeling of the individual anomalies will be carried out once the final data, expected within a month, have been received.

Argosy Minerals Inc.

News Release 06-06

N
Fish Creek Claims
Brazil Lake Claims
Nairn
Lorne
Foster
Truman
Norwest
Claim
Louise
Dieppe
Little
Panache
Claims
Panache Claims
0
2.5
5
kilometers
AeroTEM II Survey Area
Sawmill Bay
Prospect

Figure 2: AeroTEM II Survey Area Location Map

Argosy Minerals Inc.

News Release 06-06

Analysis by SGC of the preliminary AeroTEM II data has resulted in the identification of 15 EM conductors (anomalies) at Sawmill Bay, 1 conductor (anomaly) at Little Panache with a further 6 at Brazil Lake – Fish Creek.

Of particular interest to Argosy are a cluster of 6 EM conductors spread out along a 1.5 km area between Sawmill Bay Prospect and the southwest corner of the AeroTEM II survey area. All but one of the conductors are sourced within the Nipissing Gabbro. Two of the anomalies have strike lengths in excess of 200m with one of these still being open to the west. The remaining conductors are more discrete. All of the conductors have strong on time as well as off time responses indicating relatively high conductivity. The position and overall strength of these conductors are consistent with a massive sulphide source.

Quantitative modeling of the EM data will be carried out by SGC once the final data have been received. The scope for the follow-up exploration program will be determined at that time.

The information in this report that relates to Exploration Results is based on information compiled by George Katchan, who is a Member of the Australasian Institute of Mining and Metallurgy. George Katchan is a full-time employee of Argosy Minerals Inc. George Katchan has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. George Katchan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

ON BEHALF OF THE BOARD

Peter Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.